WG 2-24-16

16001720

Board of Governors of the Federal Reserve System OMB Number 7100-0224 Approval expires April 30, 2016
Federal Deposit Insurance Corporation OMB Number 3064-0093 Approval expires December 31, 2015
Office of the Comptroller of the Currency OMB Number 1557-0184 Approval expires May 31, 2016
Securities and Exchange Commission OMB Number 3235-0083 Approval expires October 31, 2013

OFFICIAL USE

Notice by Financial Institutions of Termination of Activities as a Government Securities Broker or Government Securities Dealer—Form G-FINW

This notice is required by law (15 U.S.C. §§ 78o-5(a)(1)(b)).

An agency may not conduct or sponsor, and an organization (or a person) is not required to respond to, a collection of information unless it displays a currently valid OMB control number.

1. Appropriate regulatory agency (check one):

A. ☐ Comptroller of the Currency
B. ☐ Board of Governors of the Federal Reserve System
C. ☐ Federal Deposit Insurance Corporation
D. ☒ Securities and Exchange Commission

2. A. Full name of the financial institution: Amegy Bank National Association

B. Address of principal office of financial institution:
4400 Post Oak Parkway
Address
Houston TX 77027
City State Zip Code

C. Mailing address if different from B:
P.O. Box 27459
Address
Houston TX 77227
City State Zip Code

3. Furnish the name and address of the person who has or will have custody or possession of the financial institution's books and records with respect to the financial institution's activities as a government securities broker or government securities dealer:

Jane Ouyang
Full Name
4400 Post Oak Parkway
Address
Houston TX 77027
City State Zip Code

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 23 2016
REGISTRATIONS BRANCH
11

4. Furnish the address of the place where such books and records will be located:

4400 Post Oak Parkway
Address
Houston TX 77027
City State Zip Code

5. ***The financial institution submitting this notice of termination of activities and the person executing it represent that all of the information contained herein is true, current, and complete.***

Please print name and title of person executing this notice:

Terry L. Knell
Name (First, Middle, Last)
Chief Compliance Officer
Title

[signature]
Signature

02/19/2016
Date

For further information on the requirements to file this notice, please refer to the instructions.

Public reporting burden for this collection of information is estimated to average 15 minutes per response, including the time for reviewing instructions, searching existing data sources, gathering and maintaining the data needed, and completing and reviewing the collection of information. Send comments regarding this burden estimate or any other aspect of the collection of information, including suggestions for reducing this burden, to the Office of Information and Regulatory Affairs, Office of Management and Budget, Washington, DC 20503, and to one of the following: Secretary, Board of Governors of the Federal Reserve System, 20th and C Streets, NW, Washington, DC 20551; Assistant Executive Secretary (Administration), Room F-400, Federal Deposit Insurance Corporation, 550 17th Street, NW, Washington, DC 20429; Legislative and Regulatory Analysis Division, Office of the Comptroller of the Currency, 400 7th Street, SW, Washington, DC 20219; or to Securities and Exchange Commission, 450 Fifth Street, NW, Washington, DC 20549.